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                           April 7, 2023

       Christiana Lin
       General Counsel
       BlackSky Technology Inc.
       13241 Woodland Park Road, Suite 300
       Herndon, Virginia 20171

                                                        Re: BlackSky Technology
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on March 31,
2023
                                                            File No. 333-271056

       Dear Christiana Lin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Mark Bass